Mail Stop 6010
      August 19, 2005

VIA U.S. MAIL AND FACSIMILE (952) 881-4472

Mr. Stephen Roberts
Chief Financial Officer
DTLL, Inc.
1650 West 82nd Street
Suite 1010
Bloomington, Minnesota 55431


      Re:	DTLL, Inc.
		Form 10-KSB for the year ended December 31, 2004
      Filed March 31, 2005
		File No. 000-30608

Dear Mr. Roberts:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the transition period ended December 31, 2004

Item 6. Management`s Discussion and Analysis of Financial Condition and Results of Operations
1. Please expand future filings to provide critical accounting policy disclosure. Refer to FR-60 and FR-72 for guidance. Please note that critical accounting policy disclosure should provide insight about the nature and extent complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

Financial Statements

2. Tell us why the statement of operations for fiscal 2003 does not present the operations of the disposed dental business as discontinued operations. Refer to SFAS 144.

Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005
Financial Statements

3. Expand future filings to clarify whether your financial
statements
are consolidated with those prepared for Gelstat Corporation.
Note 3 - Transaction
4. We note that you issued 12.5 million shares of common stock to
a
subsidiary of GelStat in exchange for an exclusive worldwide license
of all rights to pharmaceutical technology. As a result of this transaction, GelStat obtained 94% of your outstanding shares and control of management. In addition, you intend to change your name
to GS Pharma.   You have recorded an expense for in process
research
and development for $409,377, which is the assigned value of the
exclusive license.   We have the following comments as it relates
to
this transaction:
a) With respect to the acquired activities, supplementally describe your consideration of EITF 98-3. That is, tell us whether the acquired operations constitute a business as describe in the guidance. Your response should fully describe how you applied the referenced guidance in your fact pattern.

b) If you did not acquire a business based on the guidance from EITF
98-3, tell us why the accounting guidance from SAB Topic 5-G is not applicable. That is, since a Gelstat subsidiary became your controlling shareholder in the transaction and continues to control the technology, explain why predecessor basis accounting is not required. Under predecessor basis accounting it appears that no value would be attributed to the technology since we presume any historical costs were expensed as incurred. Please be detailed and specific.

c) If the acquired operations are a business based on your analysis of EITF 98-3, tell us why reverse merger accounting is not applicable. That is, since a subsidiary of Gelstat acquired control in the transaction, then that subsidiary appears to be the accounting acquirer. Your written response should describe how you applied the guidance from paragraphs 15-19 of SFAS 141.

d) As a matter related to c) above, under reverse merger accounting the historical financial statements of the accounting acquirer become the financial statements of the registrant for all applicable periods prior to the transaction; and, the transaction is presented as the acquisition of the issuer company by the accounting acquirer. If acquired operations are, in fact, a business as defined in GAAP, then it appears that you should amend the Forms 10-QSB for fiscal 2005 to provide historical financial statements for the accounting acquirer for the periods specified by Item 310(b) to Regulation S-B. That is, comparative prior periods should reflect the financial position, results of operations and cash flows of the accounting acquirer. As well, you should provide a Form 8-K presenting audited historical financial statements for the accounting acquirer for the periods specified in Item 310(a) to Regulation S-B. Revise or advise.

Liquidity and Capital Resources
5. In future filings please expand your discussion of liquidity and capital resources to more specifically discuss your plans to generate sufficient liquidity, financing needs and expected sources of this financing. We note that you have approximately $200,000 of cash on hand at March 31, 2005 and estimate that you will need $5 million to complete Phase II clinical trials. The discussion should also contain appropriate and prominent disclosure of your financial difficulties and viable plans to overcome these difficulties and resolve the doubts about your continued existence. Refer to FRC 607.02.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Roberts
DTLL, Inc.
August 19, 2005
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